United Community Banks, Inc.

Investor Presentation

Second Quarter 2011

Jimmy C. Tallent

President & CEO

Rex S. Schuette

EVP & CFO

rex_schuette@ucbi.com

(706) 781-2266

David P. Shearrow

EVP & CRO





Cautionary Statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.

U UNITED United Community Banks®

Non-GAAP Measures

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core net interest margin, core net interest revenue, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, net interest revenue, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation.

United Community Banks®

Highlights Second Quarter

- **Returned to profitability**
- **Completion of Bulk Loan Sale**
- **Conversion of Preferred Stock and Reverse Stock Split**
- **Credit Quality Continues to Improve**
  - Customer service and core deposits

United Community Banks

LOAN PORTFOLIO & CREDIT QUALITY



Proactively Addressing Credit Environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - Weekly past due meetings
    - Weekly NPA/ORE meetings
    - Quarterly criticized watch loan review meetings
    - Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

United Community Banks.

Loan Portfolio *(total $4.16 billion)*

Geographic Diversity

$ in millions



East Tennessee
6% **$249**

Gainesville MSA
7% **$275**

Coastal Georgia
8% **$325**

Western North Carolina
15% **$626**

Atlanta MSA
28% **$1,188**

North Georgia
36% **$1,500**

0% 6% 12% 18% 24% 29% 35% 41%



$.50B Residential Construction 12%

$1.18B Residential Mortgage 28%

.12B Installment 3%

$2.36B Commercial 57%

United Community Banks®

Commercial Loans *(total $2.36 billion)*

Geographic Diversity



$ in millions

- **East Tennessee** — **6%** **$146**
- **Gainesville MSA** — **8%** **$175**
- **Coastal Georgia** — **9%** **$217**
- **Western North Carolina** — **9%** **$204**
- **North Georgia** — **30%** **$714**
- **Atlanta MSA** — **38%** **$908**

0% 10% 20% 30% 40%



- **$.19B Comm Const** 8%
- **$.43B C & I** 18%
- **$1.01B Owner Occupied** 46%
- **$.73B Income Producing** 28%



Avg Loan Size (,000)

Owner Occupied	Income Producing	C & I	Comm Constr
390	628	83	487

Commercial Real Estate *(by loan type)*

(in millions)

Loan Type	Owner Occupied	Income Producing	Total	Percent
		June 30, 2011		
Office Buildings	$ 250	$ 203	$ 453	26 %
Retail	112	144	256	15
Small Warehouses/Storage	114	73	187	11
Churches	147	-	147	9
Hotels/Motels	-	94	94	5
Convenience Stores	56	20	76	4
Franchise / Restaurants	37	35	72	4
Multi-Residential Properties	-	62	62	4
Farmland	56	-	56	3
Manufacturing Facility	38	8	46	3
Auto Dealership/Service	42	5	47	3
Golf Course/Recreation	9	35	44	2
Daycare Facility	15	9	23	1
Carwash	21	0	22	1
Funeral Home	13	1	14	1
Other Small Business	104	39	143	8
Total	$ 1,014	$ 728	$ 1,742	

Portfolio Characteristics

- 58% owner-occupied
- Small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- Average Loan Size
  - $453 Composite CRE
  - $390 Owner Occupied
  - $628 Income Producing

United Community Banks.

Commercial Construction *(by loan type)*

(in millions)

Loan Type	June 30, 2011	
	Amount	Percent
Land Develop - Vacant (Improved)	$ 70	36 %
Raw Land - Vacant (Unimproved)	61	31
Commercial Land Development	27	14
Office Buildings	10	5
Retail Buildings	4	2
Churches	2	1
Restaurants & Fast Foods/Franchise	2	1
Poultry Houses	1	1
Carwash	1	0
Miscellaneous Construction	17	9
Total Commercial Construction	$ 195	100 %

Portfolio Characteristics

- Average loan size: $487k

United Community Banks

Residential Mortgage *(total $1.18 billion)*

Geographic Diversity

$ in millions



Gainesville MSA
6% $66

Coastal Georgia
7% $79

East Tennessee
7% $80

Atlanta MSA
14% $164

Western North Carolina
26% $303

North Georgia
41% $485

0%   9%   17%   26%   34%   43%



$.31B
Home Equity
26%

Avg loan size: $44k

$.87B
Mortgage
74%

Avg loan size: $93k

Origination Characteristics

- No broker loans
- No sub-prime / Alt-A
- Policy Max LTV: 80-85%
- 52% of HE Primary Lien

U UNITED United Community Banks®

Residential Construction *(total $.50 billion)*

Geographic Diversity

$ in millions



- **East Tennessee** 3% $13
- **Gainesville MSA** 5% $25
- **Coastal Georgia** 5% $24
- **Atlanta MSA** 19% $96
- **Western North Carolina** 19% $98
- **North Georgia** 49% $246

| 0% | 5% | 10% | 15% | 20% | 25% | 30% | 35% | 40% | 45% | 50% | 55% |



- **Land**
  - $.06B Raw 12%
  - $.22B Lot 44%
  - $.11B Developing 22%
- **Construction**
  - $.04B Sold 8%
  - $.07B Spec 14%

Average Loan Size

Spec	$243k	Develop	$626k
Sold	$144k	Raw Land	$164k
		Lot	$92k

United Community Banks.

Residential Construction – Total Company

(in millions)	2Q11	1Q11	4Q10	3Q10	2Q10	2Q11 vs. 2Q10
Land Loans						
Developing Land	$ 105	$ 116	$ 174	$ 190	$ 214	$ (109)
Raw Land	62	69	99	104	110	(48)
Lot Loans	218	228	275	303	311	(93)
Total	**385**	**413**	**548**	**597**	**635**	**(250)**
Construction Loans						
Spec	74	88	97	109	125	(51)
Sold	43	49	50	58	60	(17)
Total	**117**	**137**	**147**	**167**	**185**	**(68)**
Total Res Construction	**$ 502**	**$ 550**	**$ 695**	**$ 764**	**$ 820**	**$ (318)**
By Region						
Atlanta	$ 96	$ 110	$ 133	$ 159	$ 183	$ (87)
Gainesville MSA	25	26	36	35	25	-
North Georgia	246	266	339	368	408	(162)
North Carolina	98	106	140	149	148	(50)
Coastal Georgia	24	27	30	35	37	(13)
Tennessee	13	15	17	18	19	(6)
Total Res Construction	**$ 502**	**$ 550**	**$ 695**	**$ 764**	**$ 820**	**$ (318)**

United Community Banks.

Residential Construction – North Georgia

(in millions)	2Q11	1Q11	4Q10	3Q10	2Q10	2Q11 vs. 2Q10
Land Loans						
Developing Land	$ 58	$ 62	$ 88	$ 98	$ 113	$ (55)
Raw Land	25	27	40	42	45	(20)
Lot Loans	129	131	159	168	182	(53)
Total	**212**	**220**	**287**	**308**	**340**	**(128)**
Construction Loans						
Spec	18	25	31	38	44	(26)
Sold	19	21	21	22	24	(5)
Total	**37**	**46**	**52**	**60**	**68**	**(31)**
Total Res Construction	$ 249	$ 266	$ 339	$ 368	$ 408	$ (159)

U UNITED United
Community Banks

Residential Construction – Atlanta MSA

(in millions)	1Q11	1Q11	4Q10	3Q10	2Q10	2Q11 vs. 2Q10
Land Loans						
Developing Land	$ 20	$ 22	$ 30	$ 34	$ 40	$ (20)
Raw Land	16	19	23	27	32	(16)
Lot Loans	22	24	32	45	39	(17)
Total	**58**	**65**	**85**	**106**	**111**	**(53)**
Construction Loans						
Spec	30	34	38	42	48	(18)
Sold	9	11	10	11	10	(1)
Total	**39**	**45**	**48**	**53**	**58**	**(19)**
Total Res Construction	**$ 97**	**$ 110**	**$ 133**	**$ 159**	**$ 169**	**$ (72)**

United Community Banks®

Credit Quality

(in millions)

	2Q11	1Q11	4Q10	3Q10	2Q10
Operating Net Charge-offs[1]	$ 16.5	$ 231.6	$ 47.7	$ 50.0	$ 61.3
as % of Average Loans[1]	1.58 %	20.70 %	4.03 %	4.12 %	4.98 %
Allowance for Loan Losses	$ 127.6	$ 133.1	$ 174.7	$ 174.6	$ 174.1
as % of Total Loans	3.07 %	3.17 %	3.79 %	3.67 %	3.57 %
as % of NPLs	180	159	98	80	78
as % of NPLs - Adjusted[2]	333	379	274	257	234
Past Due Loans (30-89 Days)	.65 %	1.26 %	1.26 %	1.24 %	1.69 %
Non-Performing Loans	$ 71.0	$ 83.8	$ 179.1	$ 217.8	$ 224.3
OREO	47.6	54.4	142.2	129.9	123.9
Total NPAs	$ 118.6	$ 138.2	$ 321.3	$ 347.7	$ 348.2
Accruing TDRs	$ 41.5	$ 44.4	$ 100.7	$ 54.5	$ 61.4
As % of Original Principal Balance					
Non-Performing Loans	64.5 %	57.3 %	67.2 %	70.0 %	69.4 %
OREO	32.6	30.3	64.4	65.9	71.9
Total NPAs					
as % of Total Assets	1.60	1.73	4.32	4.96	4.55
as % of Loans & OREO	2.82	3.25	6.77	7.11	6.97

(1) Excludes $11.75 million partial recovery of 2007 fraud loss
(2) Excluding loans with no allocated reserve

United Community Banks.

NPL Inflow Trends

Quarterly NPL Inflows and Default Rates Since 2009



Legend: Quarterly Default Rate | Resi Construction | Com. Construction | Resi. Mortgage | Com. RE | Commercial | Consumer

Total NPLs ($mm)



United Community Banks

Net Charge-offs by Loan Category

(in thousands)

| | 2Q11 | | | | % of Average Loans (Annualized) | | |
| | Net Charge-Offs | | | | | | |
	Total	Bulk Loan Sale	Other	% of Avg Loans [1]	1Q11 [1]	4Q10 [2]	3Q10
Commercial (Sec. by RE)	$ 3,259	$ (1,713)	$ 4,972	1.16	.65	1.45	3.16
Commercial Construction	869	(1,332)	2,201	4.31	1.77	5.12	2.40
Commercial & Industrial	523	(116)	639	.59	.46	2.54	1.07
Total Commercial	4,651	(3,161)	7,812	1.33	0.73	2.09	2.70
Residential Construction	6,629	(2,842)	9,471	7.19	6.72	13.28	11.99
Residential Mortgage	4,589	(1,255)	5,844	1.97	1.59	2.80	2.29
Consumer/ Installment	614	(11)	625	2.07	1.19	2.06	2.90
Total Net Charge-offs	**$ 16,483**	**$ (7,269)**	**$ 23,752**	**2.27**	**1.84**	**4.03**	**4.12**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks®

Net Charge-offs by Market

(in thousands)

	2Q11				% of Average Loans (Annualized)		
	Net Charge-Offs						
	Total	Bulk Loan Sale	Other	% of Avg Loans [1]	1Q11[1]	4Q10[2]	3Q10
Atlanta MSA	$ 2,920	$ (1,955)	$ 4,875	1.66 %	1.04 %	4.48 %	3.97 %
Gainesville MSA	2,318	(258)	2,576	3.73	1.32	4.37	1.40
North Georgia	6,575	(3,785)	10,360	2.71	2.06	4.26	5.92
Western North Carolina	3,522	(741)	4,263	2.67	3.98	2.87 [2]	2.99
Coastal Georgia	815	(391)	1,206	1.52	0.42	4.27	3.05
East Tennessee	333	(139)	472	.76	1.00	2.53	.52
Total	**$ 16,483**	**$ (7,269)**	**$ 23,752**	**2.27**	**1.84**	**4.03**	**4.12**

(1) Calculated excluding losses related to asset disposition plans.
(2) Excludes $11.75 million partial recovery of 2007 fraud loss.

United Community Banks®

NPAs by Loan Category and Market

(in thousands)

LOAN CATEGORY	2Q11			MARKETS	2Q11		
	NPLs	OREO	Total NPAs		NPLs	OREO	Total NPAs
Commercial (sec. by RE)	$ 17,764	$ 6,796	$ 24,560	Atlanta MSA	$ 14,700	$ 11,239	$ 25,939
Commercial Construction	2,782	6,764	9,546	Gainesville MSA	4,505	3,174	7,679
Commercial & Industrial	1,998	-	1,998	North Georgia	28,117	21,278	49,395
Total Commercial	**22,544**	**13,560**	**36,104**	Western N. Carolina	15,153	8,953	24,106
				Coastal Georgia	5,357	2,564	7,921
Residential Construction	22,643	24,968	47,611	East Tennessee	3,233	376	3,609
Residential Mortgage	24,809	9,056	33,865	**Total**	**$ 71,065**	**$ 47,584**	**$ 118,649**
Consumer/ Installment	1,069	-	1,069				
Total	**$ 71,065**	**$ 47,584**	**$ 118,649**				

United Community Banks®



Core Earnings Summary

(In Thousands)

	2Q11	Variance - Fav (Unfav)	
		1Q11	**2Q10**
Net Interest Revenue	$ 58,946	$ 540 [1]	$ (2,681)
Fee Revenue	13,913	2,130	2,334
Gross Revenue	**72,859**	**2,670**	**(347)**
Operating Expense (Excl OREO)	46,837	(65)	(3,069)
Pre-Tax, Pre-Credit (Core)	$ 26,022	$ 2,605	$ (3,416)
Net Interest Margin	3.41 %	.00 [1]	(.19) %

(1) Excludes impact of interest reversals on bulk loan sale.

Net Interest Margin


4.37%
4.47%
4.5%
3.0%
1.5%
.0%
4.24%
4.13%
4.05%
3.87%
3.71%
3.60%
3.57%
3.58%
3.41%
3.41%
2Q10
3Q10
4Q10
1Q11
2Q11
NIM
NIM – Core Credit(1)(2)

(1) Adds back interest reversals on classified performing loans included in bulk loan sale – Q1 2011
(2) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Core margin changes
  - -Flat with 1Q11
  - -19 bps vs. 2Q10
- Maintained loan pricing
- Lowered core & CD pricing
- 2Q Excess liquidity – lowered Margin by 76 bps and 49 bps in Q1

United Community Banks.

Margin – Credit Costs



.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.64%
.19%
.25%
.20%
.56%
.14%
.22%
.20%
.47%
.11%
.19%
.17%
.46%
.11%
.16%
.19%
.30%
.05%
.07%
.18%
2Q10
3Q10
4Q10
1Q11 (1)
2Q11
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit costs – significantly lower
- Cost 2Q11 vs. Historical – 18 bps (annual earnings impact of $12.4 million)
- 1 bps = $690K NIR

(1) Excludes bulk loan sale impact of 11 bps

United Community Banks

Deposit Mix *(total $6.2 billion)*

($ in millions)

	2Q11	1Q11	2Q10	4Q08
Demand / NOW	$ 1,620	$ 1,576	$ 1,561	$ 1,457
MMDA / Savings	1,174	1,149	930	630
Core Transaction	**2,794**	**2,725**	**2,491**	**2,087**

+69   +302

12% Growth

+707

34% Growth

Time < $100,000	1,503	1,570	1,569	1,945 ↓
Public Deposits	605	628	564	755
Total Core	**4,902**	**4,923**	**4,624**	**4,787**
Time >$100,000	936	946	1,028	1,336 ↓
Public Deposits	44	44	66	87
Total Customer	**5,882**	**5,913**	**5,718**	**6,210**
Brokered Deposits	301	685	612	793 ↓
Total Deposits	**$ 6,183**	**$ 6,598**	**$ 6,330**	**$ 7,003**



2Q11 $6.2B



4Q08 $7.0B

United Community Banks®

New Loans Funded – Category & Market *(quarter)*

(in millions)

CATEGORY	2Q11	1Q11
Commercial RE:		
Owner Occupied	$ 35.6	$ 15.1
Income Producing	29.7	2.5
Total Commercial RE	65.3	17.6
Commercial C & I	13.5	11.3
Commercial Constr.	2.4	.8
Residential	14.7	14.5
Residential Constr.	7.1	7.7
Consumer	1.6	.7
Total Categories	$ 104.6	$ 52.6

MARKET	2Q11	1Q11
N. Georgia	$ 32.2	$ 23.2
Atlanta	32.3	14.6
North Carolina	6.3	5.5
Coastal Georgia	26.3	4.3
Gainesville	3.2	2.9
Tennessee	4.3	2.1
Total Markets	$ 104.6	$ 52.6

United Community Banks.

Core Deposit Growth – Category & Market *(quarter)*

(in millions, excluding public)

CATEGORY	2Q11	1Q11
Demand	$ 41.1	$ 65.8
NOW	3.6	(62.9)
MM Accounts	20.4	76.4
Savings	4.2	9.6
Total Categories	$ 69.3	$ 88.9

MARKET	2Q11	1Q11
Atlanta	$ (4.2)	$ 41.5
Gainesville	8.2	1.9
N. Georgia	34.0	26.4
Coastal Georgia	6.2	13.2
North Carolina	14.3	1.1
Tennessee	10.8	4.8
Total Markets	$ 69.3	$ 88.9

United Community Banks.

Fee Revenue - Core

(In Thousands)

| | 2Q11 | Variance - Fav (Unfav) | |
		1Q11	2Q10
NSF & Overdraft Fees	$ 3,658	$ 148	$ (993)
ATM Fees	3,279	749	684
Other Service Charges	671	(9)	(76)
Total Service Charges / Fees	7,608	888	(385)
Mortgage Loan & Related Fees	952	(542)	(649)
Brokerage Fees	691	14	105
Hedge Ineffectiveness Gains	2,810	1,507	2,571
Other	1,852	263	692
Total	$ 13,913	$ 2,130	$ 2,334

Excludes net securities gains and charges on prepayment of FHLB advances.

Operating Expenses - Core

(In Thousands)

	2Q11	Variance - Fav (Unfav)	
		1Q11	2Q10
Salaries & Employee Benefits	$ 25,286	$ (362)	(1,696)
Salaries - Severance	1,150	(1,150)	(1,150)
Communications & Equipment	3,378	(34)	133
Occupancy	3,805	269	31
FDIC Assessment	3,644	1,769	(78)
Advertising & Public Relations	1,317	(339)	35
Postage, Printing & Supplies	1,085	33	(320)
Professional Fees	2,350	(20)	(172)
Other Expense	4,822	(231)	148
Total	$ 46,837	$ (65)	$ (3,069)

Excludes foreclosed property costs and loss on sale of NPAs.

United Community Banks.

Net Operating Loss – From Continuing Operations

(In Thousands)

	2Q11	1Q11	2Q10
Pre-Tax, Pre-Credit (Core)	**$ 26,022**	**$ 23,417**	**$ 29,438**
Provision for Loan Loss	(11,000)	-	(61,500)
Asset Dispositions:			
Provision for Loan Loss - Bulk Sale	-	(190,000)	-
Loss on Sale of NPAs	-	-	(45,349)
OREO Write-downs / Losses	-	(60,605)	-
Bulk Loan Sale Charges	-	(5,614)	-
Foreclosed Property Costs:			
Write-downs	(3,118)	-	(6,094)
Gains (Losses) on Sales	3,218	-	(5,098)
Maintenance, Taxes, Etc.	(1,991)	(4,294)	(3,348)
Securities Gains, Net	783	55	-
Loans on Prepayment of FHLB Advances	(791)	-	-
Income Tax (Expense) Benefit	(5,506)	94,555	32,419
Net Income (Loss)	**$ 7,617**	**$(142,486)**	**$ (59,532)**
Net Income (Loss) Per Share	**$ .08**	**$ (7.87)**	**$ (3.29)**

United Community Banks

Net Income (Loss)

(In Thousands)

	2Q11	1Q11	2Q10
Net Income (Loss)	$ 7,617	$(142,486)	$ (59,532)
Preferred Stock Dividends	(3,016)	(2,778)	(2,577)
Net Income (Loss) Avail to Common Shareholders	$ 4,601	$(145,264)	$ (62,109)
Net Income (Loss) Per Share	$ .08	$ (7.87)	$ (3.29)
Book Value	11.59	14.78	24.18
Tangible Book Value	11.47	14.44	23.78
Shares Outstanding (millions)	57.5	20.9	18.9

United Community Banks.

Capital Ratios

	Well-Capitalized	Guideline	JUN '11	MAR '11	DEC '10
Bank					
Tier 1 RBC	6%	> 9%	13.6%	13.0%	10.8%
Total RBC	10%	> 11%	15.4	14.7	12.6
Tier I Leverage	5%	> 8%	8.5	8.3	7.5
Holding Company					
Tier I RBC			13.9	7.7	9.7
Total RBC			16.4	15.3	12.1
Tier I Leverage			8.7	5	6.8
Tangible Equity to Assets		> 6%	11.1	8.7	8.8
Tangible Common to Assets		> 6%	8.9[1]	8.4[2]	6.4

(1) Ratio calculated as of quarter-end. This ratio is normally calculated on average balances (4.8%), which causes it to appear low due to the timing of the conversion of the Preferred Stock.

(2) Pro forma ratio shown as of quarter-end. The average ratio for the quarter was 5.5%

United Community Banks®



United at a Glance


TENNESSEE
KNOXVILLE
CHATTANOOGA
NORTH CAROLINA
ASHEVILLE
SOUTH CAROLINA
GREENVILLE
GEORGIA
ATLANTA
SOUTH CAROLINA
HILTON HEAD ISLAND
SAVANNAH
COASTAL GEORGIA
FLORIDA
JACKSONVILLE

Assets	$7.4 Billion		Banks	27
Deposits	$6.2 Billion		Offices	106

United Community Banks

Experienced Proven Leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	37
Guy Freeman	Chief Operating Officer	1992	53
Rex Schuette	Chief Financial Officer	2001	34
David Shearrow	Chief Risk Officer	2007	30
Glenn White	President, Atlanta Region	2007	37
Craig Metz	Marketing	2002	19
Bill Gilbert	Retail Banking	2000	35

Business and Operating Model

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.4 billion bank*

- **Service is point of differentiation**
  - *#1 in Customer Satisfaction according to Customer Service Profiles*
  - *J.D. Power Customer Service Champion*
    - ✓ Recognized 40 companies in the U.S.
    - ✓ Only bank to be recognized
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95% satisfaction rate in 2011

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

United Community Banks

Robust Demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 - 2010	**Projected** 2010 - 2015
North Georgia	394	23 %	7 %
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] *Population data is for 2010 and includes those markets where United takes deposits.*
   Source: SNL

United **Community Banks**®

Market Share Opportunities
(excellent growth prospects)

Markets	Market Deposits (in billions) [1]		United Deposits [2]		Banks	Offices	Deposit Share [1]	Rank [1]
North Georgia	$	7.7	$	2.2	11	23	31 %	1
Atlanta MSA		50.0		2.0	10	38	4	7
Gainesville MSA		2.5		.3	1	6	13	3
Coastal Georgia		7.3		.4	2	9	5	8
Western North Carolina		7.5		1.0	1	20	13	3
East Tennessee		14.9		.3	2	10	2	10
Total Markets	$	89.9	$	6.2	27	106		

[1] *FDIC deposit market share and rank as of 6/10 for markets where United takes deposits. Source: SNL and FDIC.*

[2] *Based on current quarter.*

Leading Demographics

Rank	Ticker	Company[1]	State	Total Assets ($ B)	2010 - 2015 Population Growth [2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	$17.9	9.07 %
2	WAL	Western Alliance Bancorporation	AZ	6.4	7.86
3	FCNCA	First Citizens Bancshares, Inc.	NC	21.2	7.33
4	PRSP	Prosperity Bancshares, Inc.	TX	9.7	7.33
5	GBCI	Glacier Bancorp, Inc.	MT	6.9	7.25
6	IBOC	International Bancshares Corporation	TX	12.2	7.01
7	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.4**	**6.99**
8	TCBI	Texas Capital Bancshares, Inc.	TX	6.1	6.76
9	HBHC	Hancock Holding Company	MS	8.3	6.33
10	FCBN	First Citizens Bancorporation, Inc.	SC	8.5	6.16
11	FIBK	First Interstate BancSystem, Inc.	MT	7.4	5.96
12	BOKF	BOK Financial Corporation	OK	23.7	5.91
13	SNV	Synovus Financial Corp.	GA	28.7	5.07
14	FHN	First Horizon National Corporation	TN	24.4	4.42
15	CBCYB	Central Bancompany, Inc.	MO	9.6	4.28

Note: Financial information as of March 31, 2011
(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of March 31, 2011
(2) Population growth weighted by county (cumulative)
Data Source: SNL Financial

United Community Banks.

Loans / Deposits – Liquidity

(in millions)

	2Q11	1Q11	2Q10	Variance vs 1Q11	vs 2Q10
Loans	$ 4,163	$ 4,194	$ 4,873	$ (31)	$ (710)
Core (DDA, MMDA, Savings)	$ 2,794	$ 2,725	$ 2,492	$ 69	$ 302
Public Funds	649	672	630	(23)	19
CD's	2,439	2,516	2,596	(77)	(157)
Total Deposits (excl Brokered)	$ 5,882	$ 5,913	$ 5,718	$ (31)	$ 164
Loan to Deposit Ratio	**71%**	**71%**	**85%**		
Investment Securities:					
Available for Sale	$ 1,193	$ 1,341	$ 1,166	$ (148)	$ 27
Held to Maturity	372	245	322	127	50
Total Investment Securities	1,565	1,586	1,488	(21)	77
Floating Rate CMD, Bonds	623	297	-	326	623
Total Securities Portfolio	2,188	1,883	1,488	305	700
Percent of Assets *(Excludes Floaters)*	**21%**	**19%**	**19%**		
Commercial & Short-Term Paper	$ 175	$ 470	$ 148	$ (295)	$ 27
Floating Rate Securities	623	297	-	326	623
Excess Fed and Other Cash	144	515	43	(371)	101
Total Excess Liquidity	**$ 942**	**$ 1,282**	**$ 191**	**$ (340)**	**$ 751**

United Community Banks®

Wholesale Borrowings - Liquidity

(in millions)

	Unused Capacity	2Q11	1Q11	2Q10	Variance vs 1Q11	Variance vs 2Q10
Wholesale Borrowings						
Brokered Deposits	$ 1,551	$ 301	$ 684	$ 612	$ (383)	$ (311)
FHLB	1,387	41	55	104	(14)	(63)
Fed Funds	50	-	-	-	-	-
Other Wholesale	142	104	102	104	2	-
Total	$ 3,130	$ 446	$ 841	$ 820	$ (395)	$ (374)
Long-Term Debt						
Sub-Debt		$ 96	$ 96	$ 96	$ -	$ -
Trust Preferred Securities		54	54	54	-	-
Total Long-Term Debt		$ 150	$ 150	$ 150	$ -	$ -

United Community Banks.

Business Mix – Deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	2Q11	1Q11	4Q10	3Q10	2Q10	1Q11 vs. 1Q10
Demand & Now	$ 1,620	$ 1,576	$ 1,573	$ 1,582	$ 1,561	$ 59
MMDA & Savings	1,174	1,149	1,063	977	930	244
Core Transaction Deposits	**2,794**	**2,725**	**2,636**	**2,559**	**2,491**	**303**
Time < $100,000	1,503	1,570	1,491	1,492	1,569	(66)
Public Deposits	605	628	663	561	564	41
Total Core Deposits	**4,902**	**4,923**	**4,790**	**4,612**	**4,624**	**278**
Time > $100,000	936	946	940	971	1,028	(92)
Public Deposits	44	44	62	62	66	(22)
Total Customer Deposits	**5,882**	**5,913**	**5,792**	**5,645**	**5,718**	**164**
Brokered Deposits	301	685	677	354	612	(311)
Total Deposits	**$ 6,183**	**$ 6,598**	**$ 6,469**	**$ 5,999**	**$ 6,330**	**$ (147)**

U UNITED United Community Banks®

Core Transaction Deposits

Geographic Diversity



Legend: ☐ 2Q 10 ■ 2Q 11

$ in millions

Eastern Tennessee
$124
$160

Coastal Georgia
$144
$171

Gainesville MSA
$167
$181

Western North Carolina
$440
$477

North Georgia
$697
$788

Atlanta MSA
$918
$1,018

X-axis: $0 — $300 — $600 — $900 — $1,200

Core Transactions / Total Deposits (%)	2Q11	2Q10
Atlanta MSA	50.4 %	48.0 %
North Georgia	42.8	38.8
Western NC	50.3	45.2
Gainesville MSA	53.1	48.8
Coastal GA	42.4	38.6
East TN	48.5	39.0
Total	**47.5 %**	**43.6 %**

United Community Banks®

Performing Classified Loans

(in millions)	2Q11	1Q11	4Q10	3Q10	2Q10
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 118	$ 120	$ 157	$ 157	$ 141
Commercial Construction	31	35	90	103	78
Commercial & Industrial	17	16	17	22	22
TOTAL COMMERCIAL	**166**	**171**	**264**	**282**	**241**
Consumer / Installment	3	2	3	4	4
Residential Construction	74	81	159	178	149
Residential Mortgage	70	69	86	86	80
LOANS	**$ 313**	**$ 323**	**$ 512**	**$ 550**	**$ 474**

United Community Banks

Business Mix Loans *(at quarter-end)*

(in millions)	2Q11	1Q11	4Q10	3Q10	2Q10	2Q11 vs. 2Q10
LOANS BY CATEGORY						
Commercial (Sec. by RE)	$ 1,742	$ 1,692	$ 1,761	$ 1,781	$ 1,780	$ (38)
Commercial Construction	195	213	297	310	342	(147)
Commercial & Industrial	428	431	441	456	441	(13)
Total Commercial	**2,365**	**2,336**	**2,499**	**2,547**	**2,563**	**(198)**
Residential Construction	502	550	695	764	820	(318)
Residential Mortgage	1,177	1,187	1,279	1,316	1,356	(179)
Consumer / Installment	119	121	131	133	134	(15)
TOTAL LOANS	**$ 4,163**	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ (710)**

United Community Banks.

Loans – Markets Served *(at quarter-end)*

(in millions)	2Q11	1Q11	4Q10	3Q10	2Q10	2Q11 vs. 2Q10
LOANS BY MARKET						
Atlanta MSA	$ 1,188	$ 1,179	$ 1,310	$ 1,365	$ 1,373	$ (185)
Gainesville MSA	275	282	312	316	343	(68)
North Georgia	1,500	1,531	1,689	1,755	1,808	(308)
Western North Carolina	626	640	702	719	738	(112)
Coastal Georgia	325	312	335	345	356	(31)
East Tennessee	249	250	256	260	255	(6)
Total	**$ 4,163**	**$ 4,194**	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ (710)**

United Community Banks.

Business Mix Loans *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 1,761	$ 1,779	$ 1,627	$ 1,476	$ 1,230
Commercial Construction	297	363	500	527	469
Commercial & Industrial	441	390	410	418	296
Total Commercial	**2,499**	**2,532**	**2,537**	**2,421**	**1,995**
Residential Construction	695	1,050	1,479	1,829	1,864
Residential Mortgage	1,279	1,427	1,526	1,502	1,338
Consumer / Installment	131	142	163	177	180
TOTAL LOANS	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

United Community Banks

Loans – Markets Served *(at year-end)*

(in millions)	2010	2009	2008	2007	2006
LOANS BY MARKET					
Atlanta MSA	$ 1,310	$ 1,435	$ 1,706	$ 2,002	$ 1,651
Gainesville MSA	312	390	420	399	354
North Georgia	1,689	1,884	2,040	2,060	2,034
Western North Carolina	702	772	810	806	773
Coastal Georgia	335	405	464	416	358
East Tennessee	256	265	265	246	207
Total	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

Lending – Credit Summary

(in millions)

Legal lending limit	$222
House lending limit	20
✓ Project lending limit	12
Top 25 relationships	410
✓ 10.0% of total loans	

Regional credit review – Standard underwriting

United Community Banks

NPAs by Loan Category, Market, and Activity

Credit Quality [1]

(in thousands)	Second Quarter 2011 Non-performing Loans	Second Quarter 2011 Foreclosed Properties	Second Quarter 2011 Total NPAs	First Quarter 2011 [2] Non-performing Loans	First Quarter 2011 [2] Foreclosed Properties	First Quarter 2011 [2] Total NPAs	Fourth Quarter 2010 Non-performing Loans	Fourth Quarter 2010 Foreclosed Properties	Fourth Quarter 2010 Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 17,764	$ 6,796	$ 24,560	$ 20,648	$ 7,886	$ 28,534	$ 44,927	$ 23,659	$ 68,586
Commercial construction	2,782	6,764	9,546	3,701	11,568	15,269	21,374	17,808	39,182
Commercial & industrial	1,998	-	1,998	2,198	-	2,198	5,611	-	5,611
Total commercial	22,544	13,560	36,104	26,547	19,454	46,001	71,912	41,467	113,379
Residential construction	22,643	24,968	47,611	32,038	25,807	57,845	54,505	78,231	132,736
Residential mortgage	24,809	9,056	33,865	23,711	9,117	32,828	51,083	22,510	73,593
Consumer / installment	1,069	-	1,069	1,473	-	1,473	1,594	-	1,594
Total NPAs	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302
Balance as a % of Unpaid Principal	64.5%	32.6%	46.3%	57.3%	30.3%	42.4%	67.2%	64.4%	65.9%
NPAs BY MARKET									
Atlanta MSA	$ 14,700	$ 11,239	$ 25,939	$ 21,501	$ 16,913	$ 38,414	$ 48,289	$ 41,154	$ 89,443
Gainesville MSA	4,505	3,174	7,679	4,332	2,157	6,489	5,171	9,273	14,444
North Georgia	28,117	21,278	49,395	30,214	23,094	53,308	83,551	66,211	149,762
Western North Carolina	15,153	8,953	24,106	18,849	7,802	26,651	25,832	11,553	37,385
Coastal Georgia	5,357	2,564	7,921	5,847	3,781	9,628	11,145	11,901	23,046
East Tennessee	3,233	376	3,609	3,026	631	3,657	5,106	2,116	7,222
Total NPAs	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302
NPA ACTIVITY									
Beginning Balance	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730
Loans placed on non-accrual	35,911	-	35,911	54,730	-	54,730	81,023	-	81,023
Payments received	(7,702)	-	(7,702)	(3,550)	-	(3,550)	(7,250)	-	(7,250)
Loan charge-offs	(18,888)	-	(18,888)	(43,969)	-	(43,969)	(47,913)	-	(47,913)
Foreclosures	(22,025)	22,025	-	(17,052)	17,052	-	(61,432)	61,432	-
Capitalized costs	-	20	20	-	270	270	-	170	170
Note / property sales	-	(28,939)	(28,939)	(11,400)	(44,547)	(55,947)	(3,100)	(33,509)	(36,609)
Loans held for sale	-	-	-	(74,084)	-	(74,084)	-	-	-
Write downs	-	(3,118)	(3,118)	-	(48,585)	(48,585)	-	(8,031)	(8,031)
Net losses on sales	-	3,218	3,218	-	(12,020)	(12,020)	-	(7,818)	(7,818)
Ending Balance	$ 71,065	$ 47,584	$ 118,649	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

United Community Banks®

Net Charge-offs by Category and Market

Credit Quality

(in thousands)	Second Quarter 2011 [1]		First Quarter 2011 [1]		Fourth Quarter 2010 [2]	
	Net Charge-Offs	Net Charge-Offs to Average Loans [3]	Net Charge-Offs	Net Charge-Offs to Average Loans [3]	Net Charge-Offs	Net Charge-Offs to Average Loans [3]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 3,259	.76 %	$ 48,607	11.07 %	$ 6,493	1.45 %
Commercial construction	869	1.70	49,715	76.95	3,924	5.12
Commercial & industrial	523	.49	4,040	3.64	2,891	2.54
Total commercial	4,651	.79	102,362	16.66	13,308	2.09
Residential construction	6,629	5.04	92,138	58.20	24,497	13.28
Residential mortgage	4,589	1.55	36,383	11.62	9,176	2.80
Consumer / installment	614	2.04	691	2.16	687	2.06
Total	$ 16,483	1.58	$ 231,574	20.71	$ 47,668	4.03
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 2,920	.99 %	$ 56,489	17.86 %	$ 15,222	4.48 %
Gainesville MSA	2,318	3.36	8,616	11.93	3,434	4.37
North Georgia	6,575	1.72	123,305	29.66	18,537	4.26
Western North Carolina	3,522	2.21	26,447	15.61	5,154	2.87
Coastal Georgia	815	1.02	12,003	14.80	3,670	4.27
East Tennessee	333	.54	4,714	7.47	1,651	2.53
Total	$ 16,483	1.58	$ 231,574	20.71	$ 47,668	4.03

[1] Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first and second quarters of 2011.

[2] North Carolina residential construction net charge-offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.

[3] Annualized.

United Community Banks.

Net Charge-offs by Category and Market Asset Disposition Plan *as of March 31, 2011*

Credit Quality - Net Charge-Offs First Quarter 2011 [1]

| | Asset Disposition Plan | | | | | First Quarter 2011 Net Charge-Offs |
| | Bulk Loan Sale [2] | | Other Bulk Loan Sales [3] | Foreclosure Charge-Offs [4] | Other Net Charge-Offs | |
(in thousands)	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of the asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

United Community Banks

Credit Quality – Bulk Loan Sale Summary

as of March 31, 2011

Credit Quality - Bulk Loan Sale Summary [1]

(in thousands)	Performing Loans Carrying Amount [2]	Performing Loans Charge-Offs [3]	Performing Loans Loans Held for Sale [4]	Nonperforming Loans Carrying Amount [2]	Nonperforming Loans Charge-Offs [3]	Nonperforming Loans Loans Held for Sale [4]	Total Loans Carrying Amount [2]	Total Loans Charge-Offs [3]	Total Loans Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,090	$ 6,112	$ 58,104	$ 40,541	$ 17,563
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,397	2,302	1,095	3,901	2,667	1,234
Total commercial	86,896	62,346	24,550	43,039	28,720	14,319	129,935	91,066	38,869
Residential construction	59,747	43,018	16,729	35,508	23,459	12,049	95,255	66,477	28,778
Residential mortgage	19,342	13,917	5,425	21,716	14,262	7,454	41,058	28,179	12,879
Consumer / installment	120	86	34	238	169	69	358	255	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,900	47,698	23,202	151,731	105,667	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,527	2,179	1,348	13,020	9,014	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,501	$ 66,610	$ 33,891	$ 266,606	$ 185,977	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

United Community Banks.

NPA Sale in 2Q10

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*			MARKETS *(in millions)*		
Commercial	$	29.4	Atlanta	$	10.7
Commercial Construction		11.3	Gainesville		13.5
Residential Construction		62.4	N. Georgia		50.0
Total	$	103.1	Coastal Georgia		7.6
			North Carolina		21.3
				$	103.1

United Community Banks®

NPA Sale – Fair Value Accounting 2Q10

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Regulatory Capital" (DTA)

(in millions)

	Income Statement	Capital Surplus
Fair Value of Warrants / Option	$ (39.8)	$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)	
Closing Costs	(1.0)	
Total Charge to Expense	(45.3)	
Tax Benefit	15.3	
Impact on Net Loss	$ (30.0)	$ 39.8
Impact on GAAP Equity	$ +9.8	

United Community Banks.

Non-GAAP Reconciliation Tables

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	2Q11	1Q11	2Q10
Core net interest revenue reconciliation[1]			
Core net interest revenue	$ 58,946	$ 58,406	$ 61,627
Interest reversals on performing loans transferred to held for sale	-	(2,014)	-
Net interest revenue (GAAP)	$ 58,946	$ 56,392	$ 61,627
Core fee revenue reconciliation[1]			
Core fee revenue	$ 13,913	$ 11,783	$ 11,579
Securities gains, net	783	55	-
FHLB prepayment charge	(791)	-	-
Fee revenue (GAAP)	$ 13,905	$ 11,838	$ 11,579
Core operating expense reconciliation[1]			
Core operating expense	$ 46,837	$ 46,772	$ 43,768
Foreclosed property expense	1,891	64,899	14,540
Loss on sale of nonperforming assets	-	-	45,349
Property taxes on collateral for loans held for sale	-	2,600	-
Professional fees related to loans held for sale	-	1,000	-
Operating expense (GAAP)	$ 48,728	$ 115,271	$ 103,657

(1) From continuing operations

United Community Banks®

Non-GAAP Reconciliation Tables

	Operating Earnings to GAAP Earnings Reconciliation		
	2Q11	**1Q11**	**2Q10**
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	3.71 %	3.87 %	4.24 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.30)	(.46)	(.64)
Core net interest margin	**3.41**	**3.41**	**3.60**
Effect of interest reversals on performing loans transferred to held for sale	-	(.11)	-
Net interest margin	**3.41 %**	**3.30 %**	**3.60 %**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	4.79 %	5.51 %	6.91 %
Effect of preferred equity	6.34	3.22	2.35
Tangible equity to tangible assets	**11.13**	**8.73**	**9.26**
Effect of goodwill and other intangibles	.08	.09	2.58
Equity to assets (GAAP)	**11.21 %**	**8.82 %**	**11.84 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	14.26 %	6.40 %	9.97 %
Effect of preferred equity	4.17	5.97	3.41
Tangible equity to risk weighted assets	**18.43**	**12.37**	**13.38**
Effect of other comprehensive income	(.65)	(.58)	(.87)
Effect of trust preferred	1.14	1.12	1.03
Effect of deferred tax asset limitation	(5.04)	(5.10)	(2.47)
Tier I capital ratio (Regulatory)	**13.88 %**	**7.81 %**	**11.07 %**

U UNITED United Community Banks.

Analyst Coverage

- **FBR Capital**

  (Market Perform - Mar 17, 2011)

- **FIG Partners**

  (Market Perform - Mar 18, 2011)

- **Guggenheim Securities, LLC**

  (Neutral - May 5, 2011)

- **Keefe, Bruyette & Woods**

  (Market Perform - Jun 21, 2011)

- **Macquarie Capital (USA)**

  (Neutral - Apr 28, 2011)

- **Raymond James & Assoc.**

  (Market Perform - May 3, 2011)

- **Sandler O'Neill & Partners**

  (Buy - Jun 20, 2011)

- **Stephens, Inc.**

  (Equal Weight - Apr 29, 2011)

- **SunTrust Robinson Humphrey**

  (Neutral - Apr 28, 2011)

U UNITED United Community Banks.

United Community Banks, Inc.

Investor Presentation

Second Quarter 2011

Copyright 2011

United Community Banks, Inc.

All rights reserved.

United
Community Banks.